UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 2-E

REPORT PURSUANT TO RULE 609 OF REGULATION E

1.	Name of issuer: Hill Capital Corporation (the “Company” or “Hill Capital”)

2.	Name of underwriters: N/A.

3.	Date of this report: November 20, 2017

4.	(a)	Date offering commenced: August 18, 2015.
	(b)	Date offering completed: September 29, 2017 (terminated).
	(c)	If offering has not commenced, state reasons briefly: N/A.

5.	(a)	Total number of shares or other units offered hereunder: 5,000.
	(b)	Number of such shares or other units sold from commencement of offering to date: 0.
	(c)	Number of such shares or other units still being offered: 0.

6.	(a)	Total amount received from public from commencement of offering to date: $0. All funds that had been placed in escrow were returned to the potential investors on September 29, 2017 as a result of the termination of the offering.
	(b)	Underwriting discount allowed: N/A.
	(c)	Expenses paid to or for the account of the underwriter: $0.
	(d)	Other expenses paid to date by or for the account of the issuer:
		(1)	Legal (including organization): $0.
		(2)	Accounting: $0.
		(3)	Printing and advertising: $0.
		(4)	Other: $0.

(e)	Total costs and expenses ((b), (c) and (d)): $0.
(f)	Proceeds to issuer after above deductions ((a) minus (e)): $0.

7.	State briefly the nature and extent of each type of the issuer’s principal activities to date: The Company’s principal activities to date have been related to fundraising.

8.	State whether the offering has been discontinued, and if so, state the date and describe briefly the reasons for such discontinuance: The offering was terminated on September 29, 2017. No shares were sold in the offering. The offering was terminated due to the Company’s inability to meet the minimum amounts for the offering.

9.	List the names and addresses of all brokers and dealers who have, to the knowledge of the issuer or underwriters, participated in the distribution of the securities offered during the period covered by this report: None.

Dated: November 20, 2017	HILL CAPITAL CORPORATION

	By:	/s/	Patrick E. Donohue
		Name:	Patrick E. Donohue
		Title:	President and Chief Executive Officer